Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. ANNOUNCES ADJOURNMENT OF ANNUAL MEETING OF STOCKHOLDERS

Athens, Greece, September 14, 2022 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) today announced that the Annual Meeting of Shareholders of the Company convened on September 14, 2022 has been adjourned, due to lack of requisite quorum, to Thursday, October 13, 2022 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece. The record date for the adjourned annual meeting continues to be July 22, 2022.

The Company adjourned the Meeting for the purpose of allowing additional time for shareholders to vote on the proposals as set forth in the Company’s proxy statement for the Meeting, dated August 3, 2022 (the “Proxy Statement”), which remains unchanged, and to seek to obtain a quorum.

The business scheduled for the re-convened Meeting remains the same as set forth in the Proxy Statement, which is: Proposal 1, the election of one director to hold office until the annual meeting of stockholders in 2025 and such director’s successor has been duly elected and qualified; Proposal 2, ratification of the appointment of our independent auditors; and to transact such other business as may properly come before the adjourned 2022 Annual Meeting and any further adjournments or postponements thereof.

All stockholders of record as of July 22, 2022, who have not already done so are encouraged to vote on the proposals. Stockholders who have previously submitted a proxy or otherwise voted do not need to take any action and all previously submitted proxies will be voted at the adjourned annual meeting unless properly revoked.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of 8 vessels; five M.R. product tankers, one Aframax oil tanker and two suezmax tankers and has entered into an agreement to acquire two handysize dry bulk carriers. Following the delivery of these dry bulk vessels, Imperial Petroleum’s fleet will count 10 vessels with a capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,

IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001